UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ___)*

Liberator Medical Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

53012L108

 (CUSIP Number)

Tushar Shah
c/o Kinderhook GP, LLC
One Executive Drive
Suite 160
Fort Lee, NJ 07024
201-461-0955

 (Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

March 9, 2010

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	794006106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kinderhook Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,666,667

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	☐

4,666,667

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,666,667

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.07%

14.	TYPE OF REPORTING PERSON*

PN

*(SEE INSTRUCTIONS)

CUSIP No.	794006106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kinderhook GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,666,667

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	☐

4,666,667

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,666,667

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.07%

14.	TYPE OF REPORTING PERSON*

OO

*(SEE INSTRUCTIONS)

CUSIP No.	794006106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tushar Shah

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,666,667

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	☐

4,666,667

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,666,667

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.07%

14.	TYPE OF REPORTING PERSON*

IN, HC

*(SEE INSTRUCTIONS)

CUSIP No.	794006106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Stephen J. Clearman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,666,667

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	☐

4,666,667

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,666,667

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.07%

14.	TYPE OF REPORTING PERSON*

IN, HC

*(SEE INSTRUCTIONS)

CUSIP No.	53012L108

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”) of Liberator Medical Holdings, Inc., a Nevada corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The principal executive offices of the Issuer are located at 160 Gould Street, Needham, Massachusetts 02494.

Item 2.	Identity and Background.

(a)
This Schedule 13D is being filed by Kinderhook Partners, L.P., a Delaware limited partnership (the “Partnership”), Kinderhook GP, LLC, a Delaware limited liability company and the general partner of the Partnership (“General Partner”), Tushar Shah, the co-managing member of the General Partner (“Mr. Shah”) and Stephen J. Clearman, the co-managing member of the General Partner (“Mr. Clearman”) (Partnership, General Partner, Mr. Shah and Mr. Clearman, collectively the “Reporting Persons”).

(b)	The principal business address for each of the Reporting Persons is:
c/o Kinderhook GP, LLC
One Executive Drive
Suite 160
Fort Lee, NJ 07024

(c)
The principal business of the Partnership is to serve as a private investment vehicle.  The principal business of the General Partner is to serve as general partner to the Partnership.  The principal occupations of Mr. Shah and Mr. Clearman are investment management.

Mr. Shah and Mr. Clearman are the co-managing members of the General Partner responsible for making investment decisions with respect to the Partnership and, as a result, Mr. Shah and Mr. Clearman may be deemed to control such entities. Accordingly, Mr. Shah and Mr. Clearman may be deemed to have a beneficial interest in the shares of Common Stock by virtue of his indirect control of the Partnership’s and the General Partner’s power to vote and/or dispose of the shares of Common Stock. Mr. Shah and Mr. Clearman disclaim beneficial ownership of the shares of Common Stock except to the extent of his respective pecuniary interest, if any, therein.

(d), (e)
None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The citizenship of each Reporting Person is as follows:

Partnership:  Delaware limited partnership;

General Partner:  Delaware limited liability company;

Mr. Shah:  Citizen of the United States of America; and

Mr.  Clearman:  Citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 9, 2010, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) pursuant to which it issued and sold to the Partnership an aggregate of 4,666,667 shares of the Issuer’s Common Stock, in a private placement at a price of $1.50 per share.  The description of the Purchase Agreement herein is a summary and is qualified in its entirety by the terms of the Purchase Agreement.  A copy of the Purchase Agreement is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

The funds used for the acquisition of the shares of Common Stock in the Purchase Agreement came from the working capital of the various funds and managed accounts of the Reporting Persons.

No borrowed funds were used to purchase the shares of Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

Pursuant to the terms of the Purchase Agreement, the Issuer has provided the Partnership certain demand registration rights covering the resale of all of the shares issued in the private placement, as well piggy-back registration rights in certain circumstances. The securities were issued in reliance upon the exemptions from registration under the Securities Act of 1933, as amended, provided by Regulation D and Section 4(2). The securities were issued directly by the Issuer and did not involve a public offering or general solicitation.

At closing of the Purchase Agreement, Mark A. Libratore, the Issuer’s President, Chairman and Chief Executive Officer, entered into a Stockholders Agreement with the Partnership. Pursuant to the Stockholders Agreement, Mr. Libratore agreed to vote his shares of common stock of the Issuer in favor of the election of a director to be designated by the Partnership. The description of the Stockholders Agreement herein is a summary and is qualified in its entirety by the terms of the Stockholders Agreement.  A copy of the Stockholders Agreement is filed as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

The Reporting Persons have acquired their Common Stock of the Issuer for investment.  The Reporting Persons intend to review their holdings in the Issuer on a continuing basis. Depending upon, among other things, current and anticipated future trading prices for the Issuer’s securities, the financial condition, results of operations and prospects of the Issuer and its businesses, general economic, market and industry conditions, and the Reporting Persons’ overall strategic objectives and financial condition, the Reporting Persons may from time to time consider a number of possible strategies intended to enhance the value of their investment in the Issuer, enhance the value of the Issuer’s assets or enhance the value of the Reporting Persons’ assets through the involvement of the Issuer, or other extraordinary matters relating to the Issuer, including, among other things, proposing or effecting a transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

There can be no assurance that the Reporting Persons will pursue any of the matters set forth above. Moreover, there can be no assurance that the Reporting Persons will or will not develop any alternative plan or proposal with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in each Reporting Person’s sole discretion, to take or refrain from taking any of the actions set forth above.

Item 5.	Interest in Securities of the Issuer.

(a),(b)
According to the Issuer’s most recent report on Form 10-Q, there were 33,933,66 shares of Common Stock issued and outstanding as of February 10, 2010, and, after giving effect to the issuance of the shares of Common Stock to the Reporting Persons, the Reporting Persons have reason to believe that there are 38,660,333 shares outstanding.  Based on such information, the Reporting Persons report beneficial ownership of the following shares of Common Stock:

The Partnership reports beneficial ownership of 4,666,667 shares of Common Stock, representing 12.07% of the Common Stock outstanding.

The Partnership has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 4,666,667 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 4,666,667 shares of Common Stock.

The Partnership specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein.

The General Partner reports beneficial ownership of 4,666,667 shares of Common Stock, representing 12.07% of the Common Stock outstanding.

The General Partner has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 4,666,667 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 4,666,667 shares of Common Stock.

The General Partner specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein, if any.

Mr. Shah may be deemed to be the beneficial owner of 4,666,667 shares of Common Stock, representing 12.07% of the Common Stock outstanding.

Mr. Shah has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 4,666,667 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 4,666,667 shares of Common Stock.

Mr. Shah specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his pecuniary interest therein, if any.

Mr. Clearman may be deemed to be the beneficial owner of 4,666,667 shares of Common Stock, representing 12.07% of the Common Stock outstanding.

Mr. Clearman has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 4,666,667 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 4,666,667 shares of Common Stock.

Mr. Clearman specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his pecuniary interest therein, if any.

(c)	Except as described herein, none of the Reporting Persons has effected any transaction in Common Stock of the Issuer in the past 60 days.

(d)
No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to Items 3 and 4 herein and hereby are incorporated by reference.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Acquisition Statement

2.	Securities Purchase Agreement by and between Liberator Medical Holdings, Inc., and Kinderhook Partners, L.P., dated March 9, 2010

3.	Stockholders Agreement by and between Mark A. Libratore and Kinderhook Partners, L.P., dated March 9, 2010

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 19, 2010

KINDERHOOK PARTNERS, L.P.*

By:	/s/ Stephen J. Clearman
Name: Stephen J. Clearman
Title: Managing Member

KINDERHOOK GP, LLC*

By:	/s/ Stephen J. Clearman
Name: Stephen J. Clearman
Title: Managing Member

/s/ Tushar Shah*
Name: Tushar Shah

/s/ Stephen J. Clearman*
Name: Stephen J. Clearman

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).